June 22, 2012

Via Edgar Transmission and Federal Express

Perry Hindin

Special Counsel

Office of Mergers & Acquisitions

Division of Corporate Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington D.C. 20549

Re:	The Edelman Financial Group Inc.

Preliminary Proxy Statement on Schedule 14A

Filed on May 16, 2012

File No. 0-30066

Schedule 13E-3

Filed on May 17, 2012

File No. 5-57743

Dear Mr. Hindin:

Set forth below is the response of The Edelman Financial Group Inc. (the “Company”) to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the letter dated June 13, 2012 to Amy R. Curtis of Thompson & Knight LLP, counsel to the Company (the “Comment Letter”). For your convenience and to facilitate your review, we have set forth herein each comment of the Staff contained in the Comment Letter followed by our response. In this comment response letter unless the context otherwise requires, the words “we,” “us” and “our” refer to the Company. Page references in the responses and references to the Proxy Statement are to the amended Proxy Statement.

Schedule 13E-3

1.	Per General Instruction D.1 of Schedule 13E-3, please note that you were required to file your Schedule 13E-3 and your preliminary proxy statement on Schedule 14A at the same time.
Response:

The Staff’s comment has been duly noted. Because of a technical error, the Company filed the Schedule 13E-3 after the Proxy Statement. The Company will undertake to ensure that its future filings of amendments to the Schedule 13E-3 and Proxy Statement will occur at the same time.

United States Securities and Exchange Commission

June 22, 2012

Preliminary Proxy Statement

2.                  Please revise the disclosure to provide a description of each of the following entities and their relationship to one another before and following consummation of the merger: Edelman Financial Services, LLC; Edelman Financial Center LLC; Edelman Financial Center, Inc.; and Edelman Financial Services, Inc. Confirm whether these entities and their respective executive officers are affiliates of The Edelman Financial Group Inc. as such term is defined in Exchange Act Rule 13e-3(a)(1).

Response:

The Company has revised the disclosure on page 54 of the Proxy Statement to include a chart representing the relationship of Edelman Financial Services, LLC, The Edelman Financial Center, LLC and The Edelman Financial Center, Inc. before and following the consummation of the merger. In addition, the Company has revised the disclosure on page 84 to provide a description of Edelman Financial Services, LLC and The Edelman Financial Center, LLC. The Company respectfully notes that there is no longer an entity named Edelman Financial Services, Inc., nor will there be immediately following the merger. (It was a predecessor to Edelman Financial Services, LLC).

In response to your comment, the Company has considered whether Edelman Financial Services, LLC, The Edelman Financial Center, LLC and The Edelman Financial Center, Inc. and their respective executive officers are affiliates of the Company and whether they should be Filing Persons. Because of the Company’s ownership in The Edelman Financial Center, LLC and indirect ownership in Edelman Financial Services, LLC, it considers those entities to be affiliates of the Company. Because of their status as subsidiaries of the Company (who is a Filing Person), we had not previously identified such entities separately as Filing Persons; however, given the involvement of The Edelman Financial Center, LLC in various transaction agreements, we have reconsidered such position and added it as a Filing Person. Although we consider Edelman Financial Services, LLC to be an affiliate, we do not consider it to be engaged in the going-private transaction since its only involvement in the transaction was the execution of employment agreements with certain individuals who have been employed by such entity prior to the transaction. Finally, due to Mr. Edelman’s control of The Edelman Financial Center, Inc., it may also be an affiliate and is already a Filing Person.

There is only one individual who is an executive officer of Edelman Financial Services, LLC that is not an executive officer of the Company. He has not been considered an executive officer of the Company for purposes of Section 16 of the Securities Exchange Act of 1934 or other purposes. He does not have the ability, directly or indirectly, to direct or cause the direction of the management and

United States Securities and Exchange Commission

June 22, 2012

policies of the Company, which has its own senior management employees and a board of directors. As a result, the Company does not consider him an affiliate. Furthermore, the Company does not consider him to be engaging in the going-private transaction because he is not currently a Rollover Investor, although like other employees, he may have the opportunity to invest in the Lee Summer Partnership. As a result, he has not been included as a Filing Person. The Company has also removed one of its executive officers as a Filing Person.  This executive was previously expected to be a Rollover Investor; however, he no longer expects to be a Rollover Investor, and, as a result, the Company believes he is not engaging in the going-private transaction.

Background of the Merger, page 17

3.                  The fourth paragraph on page 19 refers to initial projections prepared for a management retreat and the first paragraph following the heading “Certain Projections” on page 69 refers to projections that management does not believe are reliable for purposes of estimating the future financial performance of the Company. Please confirm such projections are one and the same. Also advise as whether Stephens relied upon these initial projections in preparing any of its reports or presentations to management or in formulating its fairness opinion.

Response:

The Company confirms that the projections referenced in the fourth paragraph of page 20 of the Proxy Statement (the “Retreat Projections”) are the same as the “certain other projections” referenced in the first paragraph following the heading “Certain Projections” on page 73 of the Proxy Statement. See Comment 23 for additional information regarding the Retreat Projections and why management does not consider them reliable. While Stephens’ initial presentation to the Special Committee included references to the Retreat Projections, as adjusted by Stephens to exclude various conceptual projects and growth initiatives, Stephens advised the Special Committee during such presentation that the projections were unreliable and that any financial analyses based on the Retreat Projections were unreliable as well. Stephens has further advised the Company that it did not rely on such projections in preparing any of its presentations or in formulating its fairness opinion. In addition, the Company notes that Stephens was retained by the Special Committee as its independent financial advisor and that any reports or presentations prepared by Stephens were directed solely to the Special Committee and not to management or to any other party.

4.	We note the following references:

United States Securities and Exchange Commission

June 22, 2012

•	On November 14, 2011, Stephens’ reviewed with the Special Committee its preliminary financial analyses with respect to the Company (first paragraph on page 20);
•	On December 14, 2011, Stephens provided the Special Committee with an update to its preliminary financial analyses of the Company (fourth paragraph on page 20);
•	On December 20, 2011, Stephens provided the Special Committee with an update to its preliminary financial analyses of the Company (first paragraph on page 21);
•	On January 18, 2012, Stephens provided the Special Committee with an update to its preliminary financial analyses of the Company (fifth paragraph on page 21);
•	On March 20, 2012, Stephens provided the Special Committee with an updated preliminary valuation analysis of the Company (second paragraph on page 26);

Any materials prepared by Stephens in connection with its fairness opinion, including any “board books” or draft fairness opinions provided or any summaries of presentations made to the Special Committee or the board generally fall within the scope of Item 1015 of Regulation M-A and must be summarized in the disclosure document and filed as an exhibit to the Schedule 13E-3. In addition, each presentation, discussion, or report held with or presented by Stephens, whether oral or written, preliminary or final, is a separate report that requires a reasonably detailed description meeting the requirements of Item 1015 of Regulation M-A. To the extent applicable and not already disclosed or filed, please revise to summarize all the presentations made by Stephens, and file any additional presentations, discussions or reports as exhibits pursuant to Item 16 of Schedule 13E-3.

Response:

The financial analyses provided by Stephens on November 21, 2011 and January 25 and April 13, 2012 were filed as exhibits (c)(2), (c)(3) and (c)(4) to Schedule 13E-3, respectively, because they were relied upon by the Special Committee in making certain critical decisions related to the merger and the process of negotiation with Lee Equity, and the Company therefore believes these reports to be materially related to the merger. In particular, the financial analyses provided by Stephens on November 21, 2011, although preliminary and not related to Stephens’ fairness opinion, were relied upon by the Special Committee in its determination of its initial counteroffer to Lee Equity as well as its initial

United States Securities and Exchange Commission

June 22, 2012

negotiating strategy as is described on page 21 of the Proxy Statement. The financial analyses provided by Stephens on January 25, 2012, although likewise preliminary and not related to Stephens’ fairness opinion, were relied upon by the Special Committee in reaching its tentative agreement with Lee Equity as to price terms of $8.85 per share as is described on page 23 of the Proxy Statement. Finally, the financial analyses provided by Stephens on April 13, 2012 were provided in connection with Stephens’ fairness opinion and were relied upon by the Special Committee in making its determination to approve the merger agreement and recommend approval of the merger agreement to shareholders as is discussed on pages 31-32 of the Proxy Statement. Accordingly, the Company believes that these financial analyses would be useful to shareholders in understanding the Special Committee’s negotiating strategy and decision-making process and in understanding Stephens’ analyses of the fairness of the merger.

In contrast, the financial analyses referenced by the Staff in its comment above did not serve a similarly important function, and the Company believes that they would not aid shareholders in their understanding of the Special Committee’s deliberations. The Company has supplementally included a copy of the financial analyses from the November 14, December 14 and December 20, 2011 and January 18 and March 20, 2012 meetings of the Special Committee. These analyses were preliminary, were based on information available at the time and did not relate to the fairness opinion given by Stephens on April 13, 2012 with respect to the merger or any critical decisions of the Special Committee related to the merger. The Company believes that summarizing and filing these five additional financial analyses would add substantial additional length to the proxy statement while inundating shareholders with surplus information not material to the merger and which may serve to obfuscate important disclosure.

As such, the Company respectfully submits that the financial analyses provided by Stephens on November 21, 2011 and January 25 and April 13, 2012 and previously filed as exhibits to Schedule 13E-3 are the only reports that are materially related to the merger and required to be disclosed by Item 1015 of Regulation M-A.

5.                  Refer to the fourth paragraph on page 21 and its discussion of the adjustment to the projections to reflect a lower commission expense. Is this adjustment reflected in the projections disclosed on page 70? Did such adjustment result in revisions to Stephens analyses? If not, please advise why not. If so, please advise which set of board books filed as exhibits to the Schedule 13E-3 reflect such revisions.

Response:

The Company confirms that management’s adjustment of projections to reflect a lower commission expense are reflected in the projections disclosed on page 75.

United States Securities and Exchange Commission

June 22, 2012

As is disclosed in the fifth paragraph on page 22 of the Proxy Statement, this adjustment was initially incorporated by Stephens in the preliminary financial analyses provided to the Special Committee on January 18, 2012 and was reflected in each of the analyses subsequently provided by Stephens. Accordingly, the financial analyses (i.e., board books) dated January 25 and April 13, 2012 and filed as exhibits (c)(3) and (c)(4) to Schedule 13e-3, respectively, reflect management’s adjustment of projections to reflect a lower commission expense.

6.	Refer to the third paragraph on page 22 and its discussion of the telephonic meeting held on January 25, 2012 in which Stephens provided an update to its preliminary financial analyses, which included modifications to its previous analyses. Did these modifications reflect the adjustment to the projections to reflect a lower commission expense? If not, why not. If so, please revise the disclosure to so indicate.

Response:

As is disclosed in the fifth paragraph on page 22 of the Proxy Statement, Stephens initially provided the Special Committee with financial analyses modified to incorporate management’s adjustment to the projections to reflect a lower commission expense on January 18, 2012. This adjustment is reflected in each of the analyses subsequently provided by Stephens, including those provided on January 25, 2012.

7.	Refer to the first paragraph on page 22 which indicates that on January 20, 2012, the Special Committee instructed Stephens to propose to Lee Equity a price of $8.95 per share and authorized Messrs. Bean and Duncan to propose a price of not less than $8.87 per share in light of a further counterproposal from Lee Equity. Given that only two days earlier, on January 18, 2012, the Special Committee agreed that it was not advisable for it to lower its counter-proposal of $9.10 per share (refer to second to last paragraph on page 21), please expand the discussion in the first paragraph on page 22 to better explain how and why the Special Committee so quickly became amenable to accepting from Lee Equity a price per share of $.15 to $.23 lower than what the Special Committee had agreed upon on January 18.

Response:

The Company has revised the disclosure on pages 22 and 23 of the Proxy Statement to reflect the Staff’s comment.

8.                  Refer to the second to last paragraph on page 22. As this is the first instance in which the GFS Principals are referenced in the proxy statement, please

United States Securities and Exchange Commission

June 22, 2012

supplement the disclosure to provide readers with context as to the identity of the GFS Principals and their relationship to the Company and its affiliates.

Response:

The Company has revised the disclosure on page 23 of the Proxy Statement to direct the reader to the discussion of the GFS Principals and the GFS Companies on page 72.

The Board of Directors, page 36

9.	We note the disclosure on page 36 that the board believes that the merger agreement and the transactions contemplated thereby are fair to “the Company and its shareholders (other than Parent and its affiliates to the extent that any of them own shares of the Company’s common stock).” Please note the staff considers officers and directors of the Company as affiliates when considering whether such reference is sufficiently specific to satisfy Item 1014(a) of Regulation M-A. Please refer to the definition of “affiliate” in Exchange Act Rule 13e-3(a)(1). In doing so, also consider whether such term applies to each of the Rollover Investors, including Mr. Berry, Mr. Bottazzi and Ms. Roberts, officers of Edelman Financial Services, LLC, and any other directors and officers of the Company or its affiliates who are not necessarily Rollover Investors. Please revise the disclosure to comply with the disclosure obligations set forth in Item 1014(a). As an example of disclosure that appears to comply with Item 1014(a), refer to the statement in the first paragraph on page 46 indicating that the Lee Equity Filing Persons, Parent and Merger Sub believe that the Rule 13e-3 transaction is “fair to the Company’s unaffiliated shareholders” (emphasis added).

Response:

The Company has revised the disclosure on page 38 of the Proxy Statement to state that the Board believes the transaction is fair to the Company and its unaffiliated shareholders.

10.	Assuming the Company will revise the disclosure in response to the preceding comment, please address how the board, or any filing person relying on the Special Committee’s recommendation or the opinion of Stephens, is able to reach the fairness determination as to unaffiliated security holders, given that Stephens’ opinion addressed fairness with respect to “shareholders of the Company other than Parent, its affiliates and the Merger Agreement Rollover Investors” and the Special Committee’s determination addressed fairness with respect to “the Company’s shareholders (other than the Merger Agreement Rollover Investors).” It is unclear if Stephen’s opinion and the Special Committee’s determination excludes all affiliates of the Company, which may include not only officers and

United States Securities and Exchange Commission

June 22, 2012

directors of the Company but also officers of the Company’s affiliates, such as Mr. Berry, Mr. Bottazzi and Ms. Roberts, officers of Edelman Financial Services, LLC and any other directors and officers of the Company who are not Rollover Investors.

Response:

The Company has confirmed with Stephens that the reference to “its affiliates” in the language quoted above was intended to refer only to affiliates of Parent and not affiliates of the Company.  As a result, the only shareholders of the Company excluded by Stephens’ and the Special Committee’s fairness determinations were the Merger Agreement Rollover Investors, all of whom we believe are affiliates of the Company, and shareholders who are affiliates of Parent.  In other words, Stephens and the Special Committee believed that the transaction was fair to all unaffiliated shareholders of the Company (as well as fair to certain affiliates who are not Merger Agreement Rollover Investors).

11.	The factors listed in paragraphs (c), (d) and (e) and in Instruction 2 to Item 1014 of Regulation M-A are generally relevant to a filing person’s fairness determination and should be discussed in reasonable detail. See Question Nos. 20 and 21 of the Exchange Act Release No. 34-17719 (April 13, 1981). Note that to the extent the board’s discussion and analysis does not address each of the factors listed in paragraphs (c), (d) and (e) and in Instruction 2 to Item 1014 of Regulation M-A, the board must discuss any unaddressed factors in reasonable detail or explain in detail why the factor(s) were not deemed material or relevant. We note for example that the analysis of the board of directors does not appear to address the factors described in clauses (i), (ii), (iv), (vi) or (viii) of Instruction 2 to Item 1014 or Item 1014(c) and (d) or explain in detail why such factors were not deemed material or relevant. If the procedural safeguards in Item 1014(c) and (d) were not considered, please explain why the board of directors believes the proposed merger is procedurally fair in the absence of such safeguards. We note a reference to an unaffiliated representative in the fourth paragraph on page 37, but such disclosure fails to explain why the board of directors believes the proposed merger is procedurally fair in the absence of such safeguard.

Response:

As noted below in response to comment 12, the Board has expressly adopted the Special Committee’s and Stephens’ analyses. The remaining unaddressed factors are addressed below in response to comment 12.

12.              Note that if the board has based its fairness determination on the analysis of factors undertaken by others (e.g., Stephens or the Special Committee), the board must expressly adopt such analysis and discussion as its own in order to satisfy

United States Securities and Exchange Commission

June 22, 2012

the disclosure obligation of Item 1014(b) of Regulation M-A. Please refer to Question Nos. 20 and 21 of the Exchange Act Release No. 34-17719. If (1) the board did not adopt another person’s discussion and analysis, or (2) the board did adopt the Special Committee’s or Stephens’ analyses and discussions but such analyses and discussions do not address each of the factors referenced in the preceding comment, the board must discuss any unaddressed factors in reasonable detail or explain in detail why the factor(s) were not deemed material or relevant. For example, even if the board expressly adopted the discussion of the Special Committee, we note that the Special Committee’s discussion and analysis does not appear to address clauses (ii), (iv) or (vi) of Instruction 2 to Item 1014 or explain in detail why such factors were not deemed material or relevant.

Response:

We have revised the disclosure on page 38 to indicate that the Board has expressly adopted the Special Committee’s and Stephens’ analyses. The Company notes that Stephens’ analysis addressed historical market prices (clause (ii) of Instruction 2 to Item 1014) on page 46 of the Proxy Statement. The Company has revised the disclosure on page 38 of the Proxy Statement to address clauses (iv) and (vi) of Instruction 2 to Item 1014 in response to your comment.

Opinion of Financial Advisor…, page 37

13.	Refer to the second bullet point on page 38. Please confirm that all forecasts provided by management to Stephens and used by Stephens in its presentations to management and its opinion regarding fairness of the Rule 13e-3 transaction have been disclosed in the table on page 70.

Response:

The Company acknowledges the Staff’s comment and confirms, on behalf of Stephens, that all forecasts provided by management to Stephens and used by Stephens in its presentation to the Special Committee related to its opinion regarding the fairness of the Rule 13e-3 transaction have been disclosed in the table on page 75 of the Proxy Statement.

The projections provided in the table on page 75 of the Proxy Statement were last affirmed by management on April 12, 2012, as management’s best estimates of the future financial performance of the Company.  As described on page 20 of the Proxy Statement, these projections were originally provided in mid-November 2011, and revised throughout the course of the negotiation and evaluation of the merger to reflect management’s evolving view of certain items (such as an appropriate commission payout ratio assumption, as described above in response

United States Securities and Exchange Commission

June 22, 2012

to Comments 5 and 6) as well as the actual historical financial results of the Company’s business. From mid-November 2011 until April 2012, Stephens made multiple presentations to the Special Committee that used the most recently available version of such projections, which deviated only immaterially from one another due to such adjustments.  The Company believes that the versions of the projections included in any such presentations by Stephens are substantially similar to the projections presented on page 75 of the Proxy Statement and do not necessitate separate disclosure, because of both the nature of the deviations and the fact that Stephens’ ultimate fairness analyses were based upon the projections disclosed in the Proxy Statement on page 75.  As more fully described in the Company’s response to Comment 3, Stephens did not rely upon the Retreat Projections in preparing any of its presentations to the Special Committee or in formulating its fairness opinion, and for the reasons described in such response, the Company has not disclosed those projections in the Proxy Statement.

14.	Update the paragraph following the bullet points on page 38 regarding the results of Stephens’ solicitation of third parties’ interest with respect to a possible business combination transaction with the Company.

Response:

The Company acknowledges the Staff’s comment and has revised the disclosure on pages 32 and 40 and elsewhere in the Proxy Statement to reflect the Staff’s comment.

Implied Transaction Multiples, page 40

15.	Refer to the first whole sentence on page 41. Disclose what management’s “guidance and analysis” consisted of and the assumptions Stephens relied upon to arrive at the range of market values for the Non-Core Assets.

Response:

The Company acknowledges the Staff’s comment and has revised the disclosure on page 42 of the Proxy Statement to further describe the guidance and analysis utilized by Stephens in determining the range of values of the Non-Core Assets.

Discounted Cash Flow Analysis, page 43

16.	Please confirm that the projections referenced in this paragraph are the projections disclosed in the table on page 70.

Response:

United States Securities and Exchange Commission

June 22, 2012

The Company acknowledges the Staff’s comment and confirms, on behalf of Stephens, that the projections referenced in the discussion of discounted cash flow analysis on page 45 of the Proxy Statement are the same projections disclosed on the table on page 75 of the Proxy Statement.

17.	Please disclose the Company’s estimated cost of equity referenced in the first two paragraphs on page 44.

Response:

The Company respectfully advises the Staff that the results of Stephens’ weighted average cost of equity analysis are disclosed under “Net Income Terminal Value” on page 46 of the Proxy Statement. In response to the Staff’s comment, however, the Company has modified the disclosures on page 45 to also disclose the results of Stephens’ analysis under “EBITDA Terminal Value” on page 45.

Position of Parent, Merger Sub and the Lee Equity Filing Persons…, page 46

18.	Comment 11 and 12 above applies equally to the fairness determinations of the other filing persons referenced in this filing. Both the analysis of Parent, Merger Sub and the Lee Equity Filing Persons on page 46 and the analysis of the Rollover Investors on page 47 do not appear to address the factors described in clauses (ii) or (vi) of Instruction 2 to Item 1014 or Item 1014(d).

Response:

The Company has revised the section captioned “Special Factors—Position of Parent, Merger Sub and the Lee Equity Filing Persons as to the Fairness of the Merger” and “Special Factors—Position of the Rollover Investors as to the Fairness of the Merger” to include detailed information pursuant to Item 1014 of Regulation M-A. Specifically, we have included the information required under clause (ii) of Instruction 2 to Item 1014.

With respect to the Staff’s comment that the current draft does not address the factor described in clause (vi) of Instruction 2 to Item 1014, we respectfully note that the Proxy Statement already addresses this point. Please refer to the first paragraph of page 49 of the Revised Proxy Statement. Additionally, the Company has revised the disclosure on pages 49-52 to address this item with respect to the Rollover Investors.

In addition, the section captioned “Important Information Regarding the Company—Transactions in Common Stock—Purchases by The Edelman Financial Group, Parent, Merger Sub, the Lee Equity Filing Persons and the Rollover Investors” also provides that none of Parent, Merger Sub and the Lee Equity Filing Persons have made any purchases of the Company’s common stock during the past two years. Please refer to the second paragraph of page 114 of the Revised Proxy Statement.

United States Securities and Exchange Commission

June 22, 2012

Effects of the Merger, page 50

19.	We refer to the chart on page 51. Please revise to include where Edelman Financial Services, LLC and Edelman Financial Services, Inc. would be located on this chart.

Response:

The Company has revised the chart on page 54 to add Edelman Financial Services, LLC. The Company respectfully notes that there is no longer an entity named Edelman Financial Services, Inc., nor will there be immediately following the merger.

20.	Please revise the disclosure to make clear that “Lee Summer LP,” as referred to in the chart, is the same entity as “Lee Summer Partnership,” referred to in the first whole paragraph on page 52. Please also revise the disclosure on pages 50 through 52 to clarify references to LEP Summer Holdings LLC, LEP Holdings, Lee Summer LP, Lee Summer GP, LLC and Lee Summer Holdings LLC. It is unclear from the text on page 50, the chart on page 51 and the table on page 52 whether any of the aforementioned entities are one and the same.

Response:

The Company acknowledges the Staff’s comment, and the chart on page 54 of the Proxy Statement has been revised to clarify such references.

Interest in Net Book Value and Net Earnings, page 52

21.	Pursuant to Instruction 3 to Item 1013 of Regulation M-A, please disclose the effect of the Rule 13e-3 transaction on each affiliate’s interest in the net book value and net earnings of the subject company in terms of both dollar amounts and percentages. Currently, the disclosure only provides such information as to the Rollover Investors in the aggregate. In addition to providing such information, consider retaining the current disclosure indicating the aggregate net book value and net earnings for all such Rollover Investors.

Response:

The Company has revised the disclosure on pages 55 and 56 of the Proxy Statement to provide the effect on net book value and net earnings for all affiliates, as well as Rollover Investors in the aggregate.

Mezzanine Notes, page 55

United States Securities and Exchange Commission

June 22, 2012

22.	Disclose the stated and effective interest rates as required by Item 1007(d)(1) of Regulation M-A. Certain Projections, page 69.

Response:

In response to the Staff’s comment, the disclosure has been revised to disclose the stated and effective interest rates in the section captioned “Special Factors—Financing of the Merger—Senior Secured Facilities” and the section captioned “Special Factors—Financing of the Merger—Mezzanine Notes.”

23.	We note the reference to certain other projections provided to Stephens but not disclosed in the proxy statement. Please provide such projections to the Staff supplementally and advise us in your response letter why management does not believe such projections are reliable.

Response:

As stated on page 20 of the Proxy Statement, the projections not disclosed in the proxy statement were prepared for the purpose of a management retreat.  The Retreat Projections were prepared in connection with a management brainstorming session as to potential acquisitions and new lines of business the Company could enter into.  The purpose of such Retreat Projections was not to provide management's realistic view of the Company's prospects, but to show the extent of what could be accomplished if the Company entered into these new lines of businesses and made additional acquisitions, and that each of those new lines of business and acquisitions was successful. Management thereafter concluded that the Retreat Projections did not include all the costs that would have been associated with pursuing these new lines of businesses, nor was it realistic to assume that all the goals included therein could realistically be achieved.  To date, the Company has made no acquisitions, does not expect to make acquisitions in the near future to the degree contemplated by the Retreat Projections, and none of such potential lines of business has generated appreciable revenues for the Company.  The Retreat Projections were ultimately revised through an iterative process to a more realistic approach, which projections were the projections ultimately relied on by Stephens.  The Retreat Projections are being supplementally provided to the Staff.  However, Management believes they are not reliable and could be misleading to shareholders if provided in the proxy statement because they do not reflect management's realistic view of the Company's future performance, nor were they relied on by Stephens in preparing its fairness opinion.

24.	The first whole paragraph on page 70 refers to “numerous assumptions and estimates as to future events made by our management.” Please disclose these underlying assumptions and estimates.

United States Securities and Exchange Commission

June 22, 2012

Response:

The Company has revised the disclosure on page 74 to disclose the key underlying assumptions and estimates.

25.	The lead in sentence to the table on page 70 indicates that the table “summarizes” the Projections that management provided to the various parties. Please either disclose all the material projections provided by the Company and utilized by Stephens in preparing its presentations and formulating its opinion or revise this sentence to disclose that the table includes all such material information.

Response:

The Company acknowledges the Staff’s comment and has revised the disclosure on page 75 of the Proxy Statement to clarify that the information disclosed in the table includes all such material information.

Estimated Fees and Expenses, page 72

26.	Please provide a breakdown of the $1.2 million in miscellaneous expenses.

Response:

The Company has revised the disclosure on page 77 of the Proxy Statement to provide a breakdown of the miscellaneous expenses.

* * * * * * * * * * * * * * * * * * * * *

In submitting this comment response letter, the Company and the other Filing Persons have authorized me to acknowledge on their behalf that (i) the Company is responsible for the adequacy and accuracy of the disclosure in its filings; (ii) Staff comments or changes made in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and (iii) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding any of our responses, please feel free to call me at (888) 752-6742.

Sincerely,

/s/ John T. Unger

John T. Unger